SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 BROADWAY, NEW YORK NY 10006
TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM

August 15, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Susann Reilly
Mail Stop 3561

Re:	Adrenalina (the “Company”)
Form SB-2 filed January 24, 2008
File No.: 333-148836
Exchange Act reports
File No.: 0-52675

Dear Ms. Reilly:

By letter dated July 2, 2008, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). Below are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment.

General

1. We note that you are registering the sale of 8,353,000 of shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 41 5(a)(l)(i), In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

Securities and Exchange Commission
Attention: Susan Reilly, Esq.

•
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

The Company has reduced the number of shares to be issued and included in the Registration Statement to 2,006,000. This number represents one third of the shares held by non-affiliates of the Company in accordance with the Staff’s current guidance respecting Rule 415 promulgated under the Securities Act of 1933, as amended. In addition, the Registration Statement includes 353,000 shares that were issued as a fee. They are not part of the shares to be issued in the financing itself.

Risk Factors

2. Please discuss in detail in this risk factor section the fact that you have determined that you have ineffective disclosure controls and internal controls over financial reporting.

The Company has made revisions in accordance with the Staff’s comment. See page 6 of the Registration Statement.

3. Please ensure that all material risks are disclosed in this registration statement, including, for example, the risk factors you have included in Form l0-Q for the quarterly period ended March 31, 2008.

The Company has added the risk factors in accordance with the Staff’s comment. See pages 5 and 6 of the Registration Statement.

Recent Financing. page 20

4. As we requested in the last two sentences of comment number three of our letter dated February 22, 2008, please add disclosure about provisions in the December and the February notes that could result in a change in the price per share.

The following disclosure appears on pages 1 and 20 of the Registration Statement:

“At any time, the investors may convert these debentures into shares of common stock at a fixed conversion price of $0.75 (the “Conversion Price”), subject to adjustment in the event that we issue common stock (or securities convertible into or exercisable for common stock) at a price below the conversion price.”

Securities and Exchange Commission
Attention: Susan Reilly, Esq.

The Company is uncertain as to how this disclosure fails to satisfy the Staff’s comment.

5. In the market discount tables on page 23, the market price per share of securities on the date of sale for the December 2007 convertible note of $1.10 appears to be inconsistent with the reported closing stock price of $1. 80. Please reconcile.

The Company has made revisions in accordance with the Staff’s comment. See page 23 of the Registration Statement.

6. The number of outstanding shares before the convertible note transaction appears to include shares held by affiliates, See the first bullet in prior comment seven and revise.

The Company has made revisions in accordance with the Staff’s comment. See page 24 of the Registration Statement.

7. We note the sale of equity securities at 0.75 per share. This issuance would appear to adjust the warrant exercise price. Please revise or explain.

The Company advises the Staff that the sale of the equity securities was made to the same party that received the warrants referred to in the Staff’s comment. As part of the sale, that party waived the application of all anti-dilution provisions in the prior transaction.

8. The risk factors section indicates that interest may be paid in stock rather than cash. Please disclose the principal terms of this feature.

The following disclosure appears in the risk factors on pages 1, 6 and 20 of the Registration Statement:

“We may elect to make such interest or principal payments in shares of common stock provided, generally, that we are not in default under the Debentures and there is then in effect a registration statement with respect to the shares issuable upon conversion of the Debentures or in payment of interest due thereunder.  If we elect to make interest payments in common stock, the conversion rate will be the lesser of (a) $0.75 or (b) 88% of the lesser of (i) the average of the volume weighted average price for the ten consecutive trading days ending immediately prior to the applicable date a payment is due.”

The Company believes that the requested is already included in the document and no changes are required to be made in response to the Staff’s comment.

9. As appropriate, please revise the summary section for changes made to this section.

The Company advises the Staff that it believes that the summary section provides sufficient level for a summary.

Business Page 25

10. We note your response to comment number 26 of our letter dated February 22, 2008 that you have removed the section entitled “Regulation” on page 19 of your initial filing. Please tell us why no disclosure is required under Regulation S-K, Items 101 (l~)(4)(viti) and (ix), or revise,

The Company advises the Staff that it is not subject to any government regulation that businesses generally are not subject to. As a result, the Company believes that the disclosures would be too generic and not useful to a prospective investor.

Securities and Exchange Commission
Attention: Susan Reilly, Esq.

Corporate History. page 25

11. We reissue comment number 17 of our letter dated February 22, 2008.

The Company has added more details to the disclosures that had been provided already in response to prior comment 17. See page 25 of the Registration Statement.

12. We reissue, in part, comment number 18 of our letter dated February 22, 2008. Please disclose the contacts and the dates of the contacts relating or leading to the acquisition of ADRE, Also, disclose and quantify the total remuneration received or to be received by the Guilford Services, Inc. in connection with the combination. You have references, in the last paragraph of this section, on page 26, that it received 353,000 unregistered shares of common stock “as part of a referral fee.”

The Company has made revisions in accordance with the Staff’s comment. The Company advises the Staff that the disclosures regarding fees paid to Gilford contained an error in that the 353,000 shares issued to that entity constituted the sole commission paid. The Company has corrected the error.

13. We reissue comment number 20 of our letter dated February 22, 2008. It stated:

Please disclose the method of determining the terms of the acquisition, including the manner of valuing ADRE and determining the shares held by the former Basic Services shareholders after the combination.

Please note the following statement that was added to page 25 of the Registration Statement in response to prior comment 20:

“The number of shares issued in connection with LQD Adrenalina, LLC acquisition was arrived at in arm’s length negotiations between our management and the principals of LQD Adrenalina, LLC.”

The Company advises the Staff that the parties had no independent valuation done. The Company’s management simply determined in arm’s length bargaining with the Adrenalina principals that adding the Adrenalina business to the Company would add value to the Company’s shareholders where there had been none before. Similarly, the Adrenalina principals determined to relinquish some of the equity in their business in return for the availability of a public market for their securities. The final number of shares issued was determined in arm’s length bargaining between the parties

Certain Relationship, page39

14. Please provide Item 404 information for Basic Services prior to the acquisition of Adrenalina, as previously requested. In your response, please provide the promoter information required by that item.

The Company has made revisions in accordance with the Staff’s comment. See page 39 of the Registration Statement.

Securities and Exchange Commission
Attention: Susan Reilly, Esq.

Exhibits

15. We reissue comment 46 of our letter dated February 26, 2008 for the agreement with Gilford Securities.

The Company has included both Gilford agreements in the Registration Statement.
Unaudited Financial Statements for the period ended March 3 L2008

Unaudited Notes to the Consolidated Financial Statements

Note 7— Long-term Debt. F-42

16. Please provide a detailed discussion and state the assumptions utilized to determine the $407,000 and $245,000 beneficial conversion feature related to the $2,500,000 and 53,000,000 convertible debt issued in February 2008 and December 2007, respectively. Please note that the beneficial conversion feature would be valued as the difference between the effective conversion price (computed by dividing the relative fair value allocated to the convertible debt by the number of shares the debt is convertible into) and the fair value of the common stock multiplied by the number of shares into which the debt may be converted. Please advise and revise your disclosure to clarify.

On December 3, 2007 the Company issued $3,000,000 in the first of a series of 5% Senior Convertible Debentures. This note converts at $0.75 per common share (4,000,000 common shares). In conjunction with this Debenture the Company also issued to the Holder of this note 4,000,000 detachable warrants, entitling the Holder to purchase common shares at $2.00 per share which expire 5 years from the date of issue.

On February 28, 2008 the Company issued a second $2,500,000 convertible debenture to the same holder of the December 3, 2007 Debentures. This note converts at $0.75 per common share (3,333,333 common shares). In conjunction with this Debenture the Company also issued to the Holder of this note 3,333,333 detachable warrants, entitling the Holder to purchase common shares at $2.00 per share which expire 5 years from the date of issue.

The Company advises the staff that the beneficial conversion features of these advances, were valued in accordance with EITF 00-27 Application of Issue No. 98-5 to Certain Convertible Instruments where the beneficial conversion feature related to these notes was valued as the difference between the effective conversion price (computed by dividing the relative fair value allocated to the convertible debt by the number of shares the debt is convertible into) and the fair value of the common stock multiplied by the number of shares into which the debt may be converted.

Securities and Exchange Commission
Attention: Susan Reilly, Esq.

In the calculation of the beneficial conversion features, the Company considered the potential number of shares that the holder could convert, due to the lack of an effective registration statement and the 144 Rule that limits resale of restricted stock. As such, the Company additionally applied a standard valuation discount , referred to as a marketability discount, since the resale of the common stock, which could be converted by the holder, was outside of the Company’s control and therefore restricted due to the ineffective registration statement and the limited potential number of shares that could be issued. In recording this discount, the Company considered para 8 of EITF 00-27, which states…changes to the conversion terms that would be triggered by future events not controlled by the issuer should be accounted for as contingent conversion options, and the intrinsic value of such conversion options would not be recognized until and unless the triggering event occurs. Since the total number of shares that could be issued with the convertible debt could not be determined, the Company applied a discount that effectively limited the value of the beneficial conversion feature as of the commitment date. As such, the Company recorded a beneficial conversion feature on these notes at $245,630 and $201,041.

Assumptions and Calculation

In the calculation of beneficial conversion features and the fair value of the detachable warrants on the convertible notes, the Company considered the opinions of the SEC Staff and the guidance provided by EIFT 00-27 Application of Issue No. 98-5 to Certain Convertible Instruments and SFAS 123(R) Share-Based Payment to develop the underlying assumptions used to determine the fair value of our beneficial conversion features.

Fair value of shares on date of grant

On December 3, 2007 and February 27, 2008 the Company’s common stock had a market value of $1.85 and $1.10 per common share based on a limited trading market (115 shareholders) and a small volume of daily trade. Given the very limited trading history from inception as a registrant to December 3, 2007, the Company did not consider the market value on December 3, 2007 to be fair value of the common shares.

On December 7, 1999, Pascal Desroches, a Professional Accounting Fellow to the Office of the Chief Accountant of the US Securities & Exchange Commission gave a speech at the 27th Annual National AICPA Conference where he discussed some differences that could exist between the market value and fair value common stock used to determine if a beneficial conversion feature existed on certain public companies. In each of the examples, the companies concluded that there were differences in the market value and fair value of the common shares and in the examples provided, it was opinion of the Staff, that the…valuation issue was similar to the issue of cheap stock and the guidance on cheap stock provided in the Division of Corporation Finance’s Staff Training Manual should be used.

Para A8, of SFAS 123(R) additionally states…if observable market prices of identical or similar equity or liability instruments of the entity are not available, the fair value of equity and liability instruments awarded…shall be estimated by using a valuation technique that (a) is applied in a manner consistent with the fair value measurement objective and the other requirements of this Statement, (b) is based on established principles of financial economic theory and generally applied in that field (paragraph A13), and (c) reflects all substantive characteristics of the instrument. That is, the fair values of equity and liability instruments…shall be estimated by applying a valuation technique that would be used in determining an amount at which instruments with the same characteristics would be exchanged.

Consistent with this guidance, the Company applied commonly used valuation techniques to determine if the fair value and market value of the common stock was consistent. The techniques used included a consideration of the daily volume of shares traded (on December 3, 2007 our average daily trading was 6,588 and on February 27, 2008, the average daily trading was 9,276), the number of registered shares freely trading, the number of new shareholders purchasing the common stock, the volume of shares purchased by insiders and the selling price, per share, of any large block sales. The Company also noted that the February 27, 2008 market price was $1.10 and the weighted average price, from inception to February 27, 2008 was $1.11. Based on these considerations, the Company determined the fair value of our common stock at December 3, 2007 and February 27, 2008 was $1.10. It additionally concluded that using the same fair value share price for the December 2007 and February 2008 offerings was reasonable because the notes were issued to the same lender within three months, had identical terms and while legally separate issuances, were considered to be two phases of a single offering by the lender and our management.

Securities and Exchange Commission
Attention: Susan Reilly, Esq.

Per the staff’s comment, the Company has made revisions to include disclosures related to the valuation methods used to determine the Company’s per share price and the underlying assumptions used in determining the value of the beneficial conversion feature and warrants on our convertible debentures issued in December 2007 and February 2008.

Other Exchange Act Reports

17. Please revise your other Exchange Act reports, as necessary, to comply with our comments above.

The Company intends to make corresponding revisions to its Exchange Act reports as soon as it clears the comments on the Registration Statement.

Please contact the undersigned at 212-930-9700 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

/s/ Louis A. Brilleman